Exhibit 11.0

PAMRAPO BANCORP, INC. AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

Three Months Ended March 31, 2005
Income available to common stockholders	$1,983,102
Weighted average shares outstanding	4,975,248
Basic earnings per share	$0.40
Income for diluted earnings per share	$1,983,102
Total weighted average common shares and equivalents outstanding for diluted computation	4,989,972
Diluted earnings per share	$0.40